UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.                 )

UNIOIL

(Name of Subject Company (issuer))

WATTENBERG ACQUISITION CORPORATION

a wholly owned subsidiary of

PETROLEUM DEVELOPMENT CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

904808300

(CUSIP Number of Class of Securities)

Thomas Riley

President

Petroleum Development Corporation

103 East Main Street

Bridgeport, West Virginia 26330

(304) 842-3597

(Name, Address, and Telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

John Elofson

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, Colorado 80202

Telephone: (303) 892-9400

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$18,224,206	$1,950

*	For the purpose of calculating the filing fee only, based on the offer to purchase 9,541,469 issued and outstanding shares of the common stock of Unioil at $1.91 per share.
**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2007 issued by the Securities and Exchange Commission on September 29, 2006. Such fee equals 0.0107% of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13E-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Items 1-9, and Item 11.

This Tender Offer Statement on Schedule TO is filed by Petroleum Development Corporation, a Nevada corporation (“Parent”), and Wattenberg Acquisition Corporation, a Nevada corporation (“Sub”) and wholly owned subsidiary of Parent. This statement relates to the tender offer (the “Offer”) by Sub to purchase all of the outstanding shares of common stock, par value $.01 per share (the “Shares”), of Unioil, a Nevada corporation (the “Company”), at a price per Share of $1.91 (the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to this Schedule TO.

As permitted by General Instruction F to Schedule TO, the information set forth in the Offer to Purchase (including Schedule I attached thereto) and the Letter of Transmittal are hereby incorporated by reference in answer to Items 1-9 and 11 of this Schedule TO.

Item 10. Financial Statements

Not Applicable.

Item 12. Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated November 3, 2006.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated November 3, 2006.

(a)(1)(v)	Letter to Clients, dated November 3, 2006.

(a)(2)(i)	Solicitation and Recommendation Statement of Unioil (incorporated by reference to Schedule 14D-9 filed by Unioil with the Securities and Exchange Commission on November 3, 2006).

(a)(2)(ii)	Chairman, Chief Executive Officer and President’s Letter to Stockholders of Unioil, dated November 3, 2006 (incorporated by reference to Schedule 14D-9 filed by Unioil with the Securities and Exchange Commission on November 3, 2006).

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press release issued by Parent on October 20, 2006 (incorporated by reference to Schedule TO-C filed by Sub and Parent with the Securities and Exchange Commission on October 20, 2006).

(a)(5)(ii)	Summary Advertisement as published in Investor’s Business Daily on November 3, 2006

(b)	None.

(d)(1)	Tender Offer Agreement, dated as of October 19, 2006, by and among Parent, Sub and the Company (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by Parent with the Securities and Exchange Commission on October 24, 2006).

(d)(2)	Stockholder Tender Agreement, dated October 19, 2006, by and among Charles E. Ayers, Jr., Sarah M. Ayers, Charles E. Ayers, III, J. Mason Ayers and Alexander H. Ayers and Parent (incorporated by reference to Exhibit 99.2 to Schedule 13D filed by Parent with the Securities and Exchange Commission on October 24, 2006).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2006	PETROLEUM DEVELOPMENT CORPORATION

/s/ DARWIN L. STUMP
	By:	Darwin L. Stump
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated November 3, 2006.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated November 3, 2006.

(a)(1)(v)	Letter to Clients, dated November 3, 2006.

(a)(2)(i)	Solicitation and Recommendation Statement of Unioil (incorporated by reference to Schedule 14D-9 filed by Unioil with the Securities and Exchange Commission on November 3, 2006).

(a)(2)(ii)	Chairman, Chief Executive Officer and President’s Letter to Stockholders of Unioil, dated November 3, 2006 (incorporated by reference to Schedule 14D-9 filed by Unioil with the Securities and Exchange Commission on November 3, 2006).

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press release issued by Parent on October 20, 2006 (incorporated by reference to Schedule TO-C filed by Sub and Parent with the Securities and Exchange Commission on October 20, 2006).

(a)(5)(ii)	Summary Advertisement as published in Investor’s Business Daily on November 3, 2006

(b)	None.

(d)(1)	Tender Offer Agreement, dated as of October 19, 2006, by and among Parent, Sub and the Company (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by Parent with the Securities and Exchange Commission on October 24, 2006).

(d)(2)	Stockholder Tender Agreement, dated October 19, 2006, by and among Charles E. Ayers, Jr., Sarah M. Ayers, Charles E. Ayers, III, J. Mason Ayers and Alexander H. Ayers and Parent (incorporated by reference to Exhibit 99.2 to Schedule 13D filed by Parent with the Securities and Exchange Commission on October 24, 2006).

(g)	None.

(h)	None.

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